UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Invacare Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

461203101

(CUSIP Number)

Steven H. Rosen

Azurite Management LLC

25101 Chagrin Boulevard, Suite 350

Cleveland, OH 44122

(216) 292-4535

with copies to:

Joel Rubinstein

Scott Levi

Colin Diamond

White & Case LLP

1221 Avenue of the Americas

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Steven H. Rosen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,946,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,946,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,946,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (1)
14	TYPE OF REPORTING PERSON IN

(1)

All calculations herein of the percentage of common shares, without par value (“Common Shares”) of Invacare Corporation (the “Issuer”) beneficially owned are based on a total of 38,310,514 Common Shares issued and outstanding as of August 5, 2022, as reported on the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer on August 8, 2022 (the “Form 10-Q”).

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Azurite Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,946,558
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,946,558

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,946,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3% (1)
14	TYPE OF REPORTING PERSON OO

(1)

All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 38,310,514 Common Shares issued and outstanding as of August 5, 2022, as reported on the Form 10-Q.

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Crawford United Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON CO

(1)

All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 38,310,514 Common Shares issued and outstanding as of August 5, 2022, as reported on the Form 10-Q.

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Edward F. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON IN

(1)

All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 38,310,514 Common Shares issued and outstanding as of August 5, 2022, as reported on the Form 10-Q.

CUSIP No. 461203101	SCHEDULE 13D/A

1	NAME OF REPORTING PERSON Matthew V. Crawford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON IN

(1)

All calculations herein of the percentage of Common Shares beneficially owned are based on a total of 38,310,514 Common Shares issued and outstanding as of August 5, 2022, as reported on the Form 10-Q.

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, this Amendment No. 2 (“Amendment No. 2”) amends certain items of the Schedule 13D and the Amendment No. 1 to such Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 2, 2022 and June 7, 2022, respectively (together, the “Original Schedule 13D”) relating to the common shares, without par value (as defined in the Original Schedule 13D, the “Common Shares”), of Invacare Corporation, an Ohio corporation (as defined in the Original Schedule 13D, the “Issuer”), which are beneficially owned by Azurite Management LLC, Steven H. Rosen, Crawford United Corporation, Ambassador Edward F. Crawford and Matthew V. Crawford (as defined in the Original Schedule 13D, collectively, the “Reporting Persons”). This Amendment No. 2 amends the Original Schedule 13D on behalf of the Reporting Persons to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Between June 21, 2022 and June 27, 2022, Azurite acquired 150,000 Common Shares in the open market with cash on hand for an aggregate purchase price of $219,758.16.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

The information in Item 6 of this Amendment No. 2 is incorporated herein by reference.

On August 22, 2022, the Issuer entered into a Cooperation Agreement (the “Cooperation Agreement”) with all of the Reporting Persons as a group.

On August 22, 2022, two directors of the Issuer resigned from the board of directors of the Issuer (the “Board”) and, pursuant to the Cooperation Agreement, and subject to the conditions set forth therein, the Board appointed Mr. Rosen and Mr. Edward Crawford to serve as members of the Board of the Issuer (each, a “Designee” and, together, the “Designees”). Mr. Rosen was also appointed to the Audit Committee and the Compensation and Management Development Committee, and Mr. Edward Crawford was appointed to the Nominating and Governance Committee. Both of them also will serve on the Strategy and Operational Improvement Committee (the “Strategy Committee”), formed by the Issuer on August 23, 2022 in accordance with the terms of the Cooperation Agreement, together with three other directors designated by the Board. Pursuant to its charter, the responsibilities of the Strategy Committee include: (i) conducting a comprehensive review and evaluation of the current corporate strategies of the Issuer; (ii) assisting and advising the Board on corporate strategies and strategic alternatives; and (iii) from time to time as it determines appropriate, making recommendations to the Board regarding actions to be considered in furtherance of the Strategy Committee’s purpose.

The Issuer also agreed that, subject to the conditions set forth in the Cooperation Agreement, the Board will nominate each Designee for election to the Board at the Issuer’s 2023 Annual Meeting of Shareholders (the “2023 Annual Meeting”). If, prior to the Expiration Date (as defined below), a Designee is unable or unwilling to serve, resigns, is removed or otherwise ceases to be a director, then the Reporting Persons as a group shall designate a replacement director who is reasonably acceptable to the Board. Pursuant to the terms of the Cooperation Agreement, the Issuer also shall not (i) increase the size of the Board to more than 10 directors or (ii) classify the Board without the prior written consent of the Reporting Persons as a group.

Under the Cooperation Agreement, at any meeting of the shareholders held during the Cooperation Period (as defined below), the Reporting Persons have agreed to vote or cause to be voted, all of the Issuer’s Common Shares that the Reporting Persons or their controlling or controlled affiliates have the right to vote (i) in favor of directors nominated and recommended by the Board, (ii) against any shareholder nominations for directors that are not approved and recommended by the Board, (iii) against any proposals or resolutions to remove any member of the Board and (iv) and in accordance with the Board’s recommendation on all other proposals or business except with respect to an Extraordinary Transaction (as defined below), subject to certain limited exceptions.

Pursuant to the Cooperation Agreement, the Reporting Persons are subject to certain standstill provisions (the “Standstill”) during the Cooperation Period, which prohibit the Reporting Persons from, among other things, (i) offering to acquire, agreeing to acquire or acquiring rights to acquire, directly or indirectly, any voting securities of the Issuer which would result in the ownership or control of, or other beneficial ownership interest, in excess of 19.9% of the then-outstanding Common Shares (the “Ownership Threshold”); (ii) (A) calling or seeking to call, alone or in concert with others, a meeting of the Issuer’s shareholders, (B) seeking, alone or in concert with others, election or appointment to, or representation on, the Board or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board, except as provided in the Cooperation Agreement, (C) seeking, alone or in concert with others, the removal of any member of the Board or (D) conducting a referendum of shareholders of the Issuer; (iii) making a request for any shareholder list or other books and records of the Issuer or any of its subsidiaries; (iv) making any public proposal, public announcement or public request with respect to, (A) any change in the number, terms or identity of directors of the Issuer or the filling of any vacancies on the Board other than as provided in the Cooperation Agreement, (B) any change in the business, capitalization, capital allocation policy or dividend policy of the Issuer or sale, spinoff, splitoff or other similar separation of one or more business units, (C) any other change to the Board or the Issuer’s management or corporate or governance structure, (D) any waiver, amendment or modification to the Issuer’s organizational documents, (E) causing the Common Shares to be delisted from, or to cease to be authorized to be quoted on, any securities exchange, or (F) causing the Common Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (v) engaging in any solicitation of proxies with respect to the election or removal of directors of the Issuer or any other matter or proposal relating to the Issuer or becoming a participant in any such solicitation of proxies; (vi) making or submitting to the Issuer or any of its affiliates any proposal for, or offer of (with or without conditions), either alone or in concert with others, any tender offer, exchange offer, merger, consolidation, acquisition, sale of all or substantially all assets or sale, spinoff, splitoff or other similar separation of one or more business units, business combination, recapitalization, restructuring, liquidation, dissolution or similar extraordinary transaction involving the Issuer (including its subsidiaries and joint ventures or any of their respective securities or assets) (each, an “Extraordinary Transaction”) either publicly or in a manner that would reasonably require public disclosure by the Issuer or the Reporting Persons; (vii) forming, joining or acting in concert with any “group” as defined in Section 13(d)(3) of the Exchange Act, with respect to any voting securities of the Issuer, other than solely with affiliates of Azurite; (viii) entering into a voting trust, arrangement or agreement with respect to any voting securities of the Issuer, or subjecting any voting securities to any voting trust, arrangement or agreement, subject to certain exceptions; (ix) engaging in any short sale or any purchase, sale, or grant of any option, warrant, convertible security, or other similar right with respect to any security that derives any significant part of its value from a decline in the market price of any of the securities of the Issuer and would result in the Reporting Persons ceasing to have a “net long position” in the Issuer equivalent to their percentage beneficial ownership of the voting power of the then outstanding Common Shares; (x) selling, offering, or agreeing to sell, all or substantially all, voting rights decoupled from the underlying Common Shares; (xi) instituting, soliciting or joining as a party in any litigation or other proceeding against the Issuer or any of its subsidiaries or any of its or their respective current or former directors or officers; (xii) entering into any negotiations, agreements, or understandings with any third party to take any action that the Reporting Persons are prohibited from taking pursuant to the Standstill; or (xiii) making any request or submitting any proposal to amend or waive the terms of the Cooperation Agreement, in each case publicly or which would reasonably be expected to result in a public announcement or disclosure of such request or proposal.

The Reporting Persons’ obligations under the Standstill terminate upon the earliest of the following: (i) the delivery of notice by them as a group at any time after the one-year anniversary date of the Cooperation Agreement, that the Designees have resigned from the Board and all of their other respective positions with the Issuer and that the Reporting Persons as a group are terminating the Cooperation Period; (ii) any uncured material breach by the Issuer of its obligations with respect to the appointment and nomination of the Designees or replacement directors designated by the Reporting Persons as a group, formation of the Strategy Committee and size and structure of the Board; (iii) the Issuer’s entry into (x) a definitive written agreement with respect to any Extraordinary Transaction that, if consummated, would result in the acquisition by any person or group of more than 50% of the voting securities of the Issuer or assets having an aggregate value exceeding 50% of the aggregate enterprise value of the Issuer or (y) one or more definitive written agreements providing for a transaction or series of related transactions which would in the aggregate result in the Issuer issuing to one or more third parties at least 19.9% of the Common Shares outstanding immediately prior to such issuance(s) during the Cooperation Period (provided that securities issued as consideration for (or in connection with) the acquisition of the assets, securities and/or business(es) of another person by the Issuer or one or more of its subsidiaries or upon exercise or conversion of currently outstanding options or convertible securities of the Issuer shall not be counted toward this clause (y)); and (iv) the commencement of any tender or exchange offer (by any person or group other than the Reporting Persons as a group or their affiliates) which, if consummated, would constitute an Extraordinary Transaction that would result in the acquisition by any person or group of more than 50% of the voting securities of the Issuer, where the Issuer files with the SEC a Schedule 14D-9 (or amendment thereto) that does not recommend that its shareholders reject such tender or exchange offer.

Each of the Issuer and the Reporting Persons also agreed to mutual non-disparagement obligations until (i) the Expiration Date or (ii) such earlier time as the restrictions in the Standstill terminate (jointly referred to as the “Cooperation Period,” provided that the Cooperation Period shall not end earlier than the first anniversary of the date of the Cooperation Agreement).

Except as otherwise provided above or in the Cooperation Agreement, the Reporting Persons’ obligations under the Cooperation Agreement terminate at the end of the Cooperation Period. The obligations of the Issuer will terminate with respect to both Designees if the Reporting Persons and their affiliates collectively do not own at least 3,946,558 shares of the Common Stock of the Issuer. Except as otherwise provided above or in the Cooperation Agreement, the obligations of the Issuer described above will terminate (i) the day after the Issuer’s 2024 Annual Meeting of Shareholders or (ii) such earlier time as the Issuer’s obligations terminate with respect to both Designees as described above (the “Expiration Date”).

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is attached to this Amendment No. 2 as Exhibit 7.4 and incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for strategic investment purposes. The Reporting Persons will continuously review their investment in Issuer, and, in accordance with the terms of the Cooperation Agreement and depending on market, economic and industry conditions, their continuing evaluation of the business, strategies, prospects, management, governance, operations, performance, financial matters, capital structure and prospects, market positions, strategic and other transactions of the Issuer, alternative investment opportunities and changes in law and/or regulations and all other factors that may be deemed relevant, the Reporting Persons may dispose of or acquire additional securities of the Issuer. In accordance with the terms of the Cooperation Agreement, the Reporting Persons, including through the membership of their Designees on the Issuer’s Board, may also engage in discussions with the Issuer’s management and/or Board that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance, Board composition and the future of the Issuer. In accordance with the terms of the Cooperation Agreement and the Issuer’s internal policies relating to members of the Board, subject to market conditions and other factors described in this Amendment No. 2, the Reporting Persons may also seek to monetize their securities in the Issuer through various transactions, including, without limitation, derivative transactions or a pledge of their interests in the securities of the Issuer as collateral for liquidity purposes. Except as provided above, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the actions described in Items 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Calculations of the percentage ownership of the Common Shares beneficially owned are based on a total of 38,310,514 Common Shares issued and outstanding as of August 5, 2022, as reported on the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on August 8, 2022.

The Reporting Persons comprise a group within the meaning of Section 13(d)(3) of the Exchange Act. Mr. Rosen and Azurite disclaim beneficial ownership over the 110,200 Common Shares owned by Crawford United and Messrs. Crawford, and Crawford United and Messrs. Crawford disclaim beneficial ownership over the 3,946,558 Common Shares owned by Mr. Rosen and Azurite. However, as a group, the Reporting Persons may be deemed to collectively beneficially own 4,056,758 Common Shares, which represent 10.6% of the Issuer’s outstanding Common Shares.

Azurite is the owner of record of 3,946,558 Common Shares. Mr. Rosen, in his capacity as the sole manager of Azurite, has the ability to indirectly control the decisions of Azurite regarding the vote and disposition of securities held by Azurite, and as such may be deemed to have indirect beneficial ownership of the 3,946,558 Common Shares held by Azurite.

Crawford United is the owner of record of 110,200 Common Shares. Messrs. Crawford, in their capacity as holders of a majority of the voting power of Crawford United and as two of six members of Crawford United’s board of directors (of which Mr. Rosen is also a member), share the ability to indirectly control the decisions of Crawford United regarding the vote and disposition of securities held by Crawford United, and as such may be deemed to have indirect beneficial ownership of the 110,200 Common Shares held by Crawford United. Other than Messrs. Crawford and Rosen, to the best of the knowledge of the Reporting Persons, none of the Covered Persons beneficially owns Common Shares.

For information on the Reporting Persons’ powers to vote and dispose of such shares, see rows 7 to 10 of the cover pages to this Amendment No. 2.

Transactions by the Reporting Persons in the Common Shares effected during the past 60 days are set forth in Annex B below and such information is incorporated herein by reference.

To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and restated as follows:

The information in Items 3 and 4 of the Original Schedule 13D is incorporated herein by reference.

Under the Cooperation Agreement, each Designee has the same rights to compensation for service as a director as are applicable to the Issuer’s other non-employee directors, as described under the caption “Director Compensation Program” in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 4, 2022, which description is incorporated herein by reference. On August 22, 2022, each of Mr. Rosen and Mr. Edward Crawford was granted 24,671 restricted stock units pursuant to the Invacare Corporation 2018 Equity Compensation Plan, in connection with each of their appointments as a member of the Board (as the Designees) on that date. These restricted stock units vest, subject to the continued service of Mr. Rosen and Mr. Edward Crawford as applicable, in full on November 15, 2023.

In connection with their appointments as directors, the Issuer entered into indemnification agreements with Mr. Rosen and Mr. Edward Crawford effective as of August 22, 2022. The indemnification agreements are substantially the same as the indemnification agreements the Issuer has entered into with each of its directors and executive officers. The indemnification agreement requires the Issuer to indemnify a director against all expenses, judgments, settlements, fines and penalties, actually and reasonably incurred by the director, in connection with the defense or settlement of a proceeding, subject to certain exceptions. The rights provided to Mr. Rosen and Mr. Edward Crawford under the indemnification agreements are in addition to any other rights they may be entitled to under the Articles of Incorporation or Code of Regulations, the Ohio General Corporation Law or otherwise. The foregoing description of the indemnification agreements is qualified in its entirety by reference to the full text of the form of indemnification agreement, a copy of which is attached to this Amendment No. 2 as Exhibit 7.5 and incorporated herein by reference.

Except as described above and herein in this Amendment No. 2, there are no other contracts, understandings or relationships (legal or otherwise) among the Reporting Persons, or, to the best of their knowledge, any of the Covered Persons and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Reporting Persons.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.1	Joint Filing Agreement (filed with the Original Schedule 13D).

Exhibit 7.2	Power of Attorney of Edward F. Crawford, dated as of August 24, 2022.

Exhibit 7.3	Power of Attorney of Matthew V. Crawford, dated as of August 24, 2022.

Exhibit 7.4	Cooperation Agreement, dated as of August 22, 2022, by and among the Issuer, Azurite Management LLC and the other parties named therein (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed on August 22, 2022).

Exhibit 7.5	Form of Indemnity Agreement entered into by and between the Issuer and its directors and certain of its executive officers (incorporated by reference to Exhibit 10(ap) of the Issuer’s Annual Report on Form 10-K, filed on March 8, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 24, 2022

AZURITE MANAGEMENT LLC

By:	/s/ Steven H. Rosen
Name: Steven H. Rosen
Title: Manager

STEVEN H. ROSEN

/s/ Steven H. Rosen

CRAWFORD UNITED CORPORATION

By:	/s/ Brian E. Powers
	Name:	Brian E. Powers
	Title:	President and Chief Executive Officer

EDWARD F. CRAWFORD

/s/ Brian E. Powers
Name:	Brian E. Powers
Title:	Attorney-in-fact

MATTHEW V. CRAWFORD

/s/ Brian E. Powers
Name:	Brian E. Powers
Title:	Attorney-in-fact

Annex B

Transactions

The following table sets forth all transactions by the Reporting Persons with respect to Common Shares effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on August 24, 2022. Except as otherwise noted below, all such transactions were purchases of Common Shares effected in the open market, and the table excludes commissions paid in per share prices.

Nature of Transaction	Reporting Person	Common Shares Purchased	Price Per Share ($)		Date of Purchase
Buy	Azurite Management LLC	50,000	$1.51	(1)	6/27/2022

(1)

The price reported in this column is a weighted-average price. These shares were purchased in multiple transactions at prices ranging from $1.50 to $1.15362, inclusive. The Reporting Persons undertake to provide the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) through (2) of this Annex B.